SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 10/A

                                 Amendment No. 3

                   General Form for Registration of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                          ALYDAAR SOFTWARE CORPORATION
                (Name of Registrant as specified in its charter)

                 North Carolina                     87-0399301
          (State or other jurisdiction of        (I.R.S. Employer
         incorporation or organization)          Identification No.)


                 2101 Rexford Road, Suite 250 West Charlotte, NC 28211
                 (Address of principal executive offices)     (Zip Code)

                     Issuer's telephone number: 704/365-2324


           Securities to be registered under Section 12(b) of the Act:


      Title of each class                Name of exchange on which
      to be so registered                each class is to be registered
             None                                 None

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $0.001 per share
                                (Title of Class)



                                    Page 1 of 18 sequentially numbered pages

ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS.

         (a)   Financial Statements

                            SEE INDEX OF APPENDIX A

                                   APPENDIX A

                          ALYDAAR SOFTWARE CORPORATION

                          INDEX TO FINANCIAL STATEMENTS





                                                                         Page

Independent auditors' reports                                         F-2  - F-3

Balance sheets                                                            F-4

Statements of operations                                                  F-5

Statement of stockholders' equity (deficiency)                            F-6

Statements of cash flows                                                  F-7

Notes to financial statements                                         F-8 - F-13

Balance Sheet                                                           page 1

Statement of Operations                                                 page 2

Statement of Cash Flows                                                 page 3

                          Independent Auditors' Report


Board of Directors
Alydaar Software Corporation
Charlotte, North Carolina

We have audited the balance sheets of Alydaar Software Corporation as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alydaar Software Corporation as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.




                                                    HOLTZ RUBENSTEIN & CO., LLP


Melville, New York
March 27, 1997

                             MICHAEL RACANIELLO, CPA
                            170 POST ROAD, SUITE 204
                               FAIRFIELD, CT 06430




Board of Directors
Alydaar Software Corporation
Charlotte, North Carolina

I have audited the accompanying statements of operations, stockholders' equity (deficiency) and cash flows of Alydaar Software Corporation for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis of my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations, the changes in stockholders' equity (deficiency) and the cash flows of Alydaar Software Corporation for the year ended December 31, 1994, in conformity with generally accepted accounting principles.




                                              MICHAEL RACANIELLO, CPA



Fairfield, Connecticut
May 1, 1996
July 25, 1996, as it refers to Note 6

                          ALYDAAR SOFTWARE CORPORATION

                                 BALANCE SHEETS






                                                                                         December 31,
       ASSETS                                                                     1996                  1995
       ------                                                               --------------        ----------

CURRENT ASSETS:
Cash                                                                             $ 379,382        $       25,435
Accounts receivable (Note 3)                                                       187,500                    -
Prepaid expenses                                                                     6,903                 4,143
Other receivable (Note 4)                                                          490,000                    -
Loan to stockholder                                                                 51,256                40,893
                                                                            --------------        --------------
       Total current assets                                                      1,115,041                70,471

PROPERTY AND EQUIPMENT, net (Note 5)                                             1,694,029                55,018

SECURITY DEPOSITS                                                                   60,222                 7,706
                                                                            --------------        --------------

                                                                            $    2,869,292        $      133,195
                                                                            ==============        ==============

     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Accounts payable and accrued expenses                                       $    2,184,435        $      249,353
Unearned revenue                                                                   150,000                    -
Note payable, stockholder (Note 6)                                                 507,530                 3,980
                                                                            --------------        --------------
       Total current liabilities                                                 2,841,965               253,333
                                                                            --------------        --------------

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY (DEFICIENCY):
(Notes 7 and 8)
     Common stock, $0.001 par value, 20,000,000 shares
       authorized; 13,983,282 and 11,187,373 shares issued                          13,983                11,187
     Additional paid-in capital                                                  6,311,079             1,282,770
     Deficit                                                                    (6,296,940)           (1,164,095)
                                                                            --------------        --------------
                                                                                    28,122               129,862
     Less treasury stock, at cost                                                     (795)             (250,000)
                                                                            --------------        --------------

       Total stockholders' equity (deficiency)                                      27,327              (120,138)
                                                                            --------------        --------------

                                                                            $    2,869,292        $      133,195
                                                                            ==============        ==============







                        See notes to financial statements

                          ALYDAAR SOFTWARE CORPORATION

                            STATEMENTS OF OPERATIONS





                                                                               Years Ended
                                                                              December 31,
                                                      ----------------------------------------------------------
                                                            1996                  1995                  1994
                                                      ---------------         ------------          ------------

REVENUES (Note 10)                                    $        37,500         $    229,400          $    160,400
                                                      ---------------         ------------          ------------

EXPENSES:  (Notes 8 and 11)
   Payroll and related costs                                3,598,307              443,741               235,593
   Rent and occupancy                                         320,707               33,421                32,265
   Advertising                                                215,453               87,716                16,363
   Depreciation                                               349,655               23,203                 8,301
   Other operating expense                                    714,648              215,367               159,876
                                                      ---------------         ------------          ------------
                                                            5,198,770              803,448               452,398
                                                      ---------------         ------------          ------------

       Loss from operations                                (5,161,270)            (574,048)             (291,998)
                                                      ---------------         ------------          ------------

OTHER INCOME (EXPENSES):
   Interest expense                                            (3,550)              (7,700)              (12,968)
   Interest income                                              6,812                1,600                    -
   Other income                                                25,163                   -                     -
                                                      ---------------         ------------          -----------

                                                               28,425               (6,100)              (12,968)
                                                      ---------------         ------------          ------------

NET LOSS                                                 $ (5,132,845)     $      (580,148)         $   (304,966)
                                                         ============      ===============          ============

NET LOSS PER SHARE                                          $(.41)                $(.05)                $(.03)
                                                            =====                 =====                 =====

WEIGHTED AVERAGE COMMON
   AND COMMON EQUIVALENT
   SHARES OUTSTANDING                                      12,394,056           10,894,254            10,233,161
                                                      ===============           ==========            ==========

















                        See notes to financial statements

                          ALYDAAR SOFTWARE CORPORATION

                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                                 (Notes 7 and 8)


                                                                                                                             Total
                                            Common Stock      Additional                                               Stockholders'
                                       Shares                  Paid-in                   Subscribed      Treasury Stock (Deficiency)
                                    Outstanding       Amount    Capital      Deficit      Stock      Shares      Amount      Equity
                                    -----------      ------  ---------    ----------     --------   -------   -----------   ------

January 1, 1994                        9,282,613   $  9,283   $   109,530  $  (278,981)        -          -   $        - $ (160,168)

Issuance of additional shares          1,650,000      1,650       818,210           -          -          -            -    819,860
Additional paid-in capital
   arising from debt forgiveness              -          -        201,904           -          -          -            -    201,904
Net loss                                      -          -             -      (304,966)        -          -            -   (304,966)
Less stock subscription receivable            -          -             -            -    (450,000)        -            -   (450,000)
                                    ------------   --------   -----------  -----------   --------   --------  -----------  ---------

Balance, December 31, 1994            10,932,613     10,933     1,129,644     (583,947)  (450,000)        -            -    106,630

Issuance of common shares                654,760        654       352,726           -          -          -            -    353,380
Conversion  of subscribed stock
   to treasury stock                          -          -             -            -     450,000   (900,000)    (450,000)        -
Retirement of treasury stock            (400,000)      (400)     (199,600)          -                400,000      200,000          -
Net loss                                      -          -         -          (580,148)      -          -           -      (580,148)
                                    -------------  ----------   --------    ---------    --------   ---------    --------- ---------

Balance, December 31, 1995            11,187,373     11,187     1,282,770   (1,164,095)        -    (500,000)    (250,000) (120,138)

Issuance of common shares              2,385,909      2,386     5,076,014           -          -          -            -   5,078,400
Issuance of common shares
   as treasury stock                     900,000        900          (900)          -          -    (900,000)        (900)     (900)
Shares issued to employees from
   exercise of stock options              10,000         10       202,695           -          -     105,000          105    202,810
Retirement of treasury stock            (500,000)      (500)     (249,500)          -          -     500,000      250,000          -
Net loss                                   -              -         -       (5,132,845)        -          -           -  (5,132,845)
                                    --------------  ---------  --------     ---------   ---------   ---------  -----------  --------

Balance, December 31, 1996            13,983,282   $ 13,983   $ 6,311,079  $(6,296,940)        -    (795,000) $      (795) $  27,327
                                    ============   ========   ===========  ===========   ========   ========  ===========  =========


                        See notes to financial statements

                          ALYDAAR SOFTWARE CORPORATION

                            STATEMENTS OF CASH FLOWS






                                                                                        Years Ended
                                                                                       December 31,
                                                                   -------------------------------------------------
                                                                         1996              1995              1994
                                                                   ---------------     ------------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                        $ (5,132,845)   $    (580,148)   $     (304,966)
                                                                  --------------    --------------   ---------------
   Adjustments to reconcile net loss to net cash
     used in operating activities:
       Stock based compensation                                         252,810               -                 -
       Depreciation                                                     349,655           23,203             8,301
       (Increase) decrease in assets:
         Accounts receivable                                            (37,500)          91,650           (91,650)
         Prepaid expense                                                 (2,760)          (4,143)               -
       Increase in accounts payable and accrued expenses              1,935,082          199,972             3,755
                                                                ---------------     ------------      ------------
         Total adjustments                                            2,497,287          310,682           (79,594)
                                                                ---------------     ------------      ------------
         Net cash used in operating activities                       (2,635,558)        (269,466)         (384,560)
                                                                ---------------     ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of equipment                                             (1,988,666)         (33,821)          (52,700)
   Increase in security deposits                                        (52,516)          (4,896)           (2,810)
                                                                ---------------     ------------      ------------
         Net cash used in investing activities                       (2,041,182)         (38,717)          (55,510)
                                                                ---------------     ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of stock                                                  4,537,500          353,380           369,860
   Advances to shareholder                                              (10,183)         (40,893)               -
   Loans from shareholder                                               503,370               -            142,014
   Repayments of shareholder loan                                            -               (20)          (75,376)
                                                                ---------------     ------------      ------------

         Net cash provided by financing activities                    5,030,687          312,467           436,498
                                                                ---------------     ------------      ------------

NET INCREASE IN CASH                                                    353,947            4,284            (3,572)

CASH AND CASH EQUIVALENTS, beginning of year                             25,435           21,151            24,723
                                                                ---------------     ------------      ------------

CASH AND CASH EQUIVALENTS, end of year                          $       379,382     $     25,435      $     21,151
                                                                ===============     ============      ============












                        See notes to financial statements

                          ALYDAAR SOFTWARE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


1.     DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

       Alydaar Software Corporation (the "Company") was originally incorporated in the state of Utah in 1982, and it is currently incorporated in the state of North Carolina. The Company designs and markets software language translation and systems migration services.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       a. Cash and cash equivalents

          For purposes of the cash flow statement, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and/or cash equivalents.

       b. Depreciation and amortization expense

          Depreciation is computed using the straight-line method over the asset's estimated useful life (3 years).

       c. Revenue recognition

          The Company generally uses the accrual method of accounting. However, the Company recognizes revenue when billable. The typical contract for services specifies progress billings which reflect recognizable portions of completion of each job, although the job is not fully complete until tested and accepted by the customer.

       d. Income taxes

          Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance has been provided for the deferred tax asset resulting from the net operating loss carryforward and accelerated tax depreciation for fixed assets.

          As of December 31, 1996, a net operating loss carryforward of $5,700,000, is available through December 31, 2011 to offset future taxable income.

       e. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       f. Advertising costs

          Advertising costs are expensed as incurred and were approximately $215,000, $88,000 and $16,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

       g. Loss per share

          Loss per common share was computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Common stock equivalents were not considered in the computations as their effect would be anti-dilutive.

       h. Reclassifications

          Certain items in the 1994 and 1995 financial statements have been reclassified to conform to the 1996 classifications.

3.     ACCOUNTS RECEIVABLE:

       Included in accounts receivable as of December 31, 1996 is $150,000 which relates to unearned revenue.

4.     OTHER RECEIVABLES:

          Other receivables consist of amounts owed the Company for shares of common stock issued in connection with warrant exercises which were collected in February 1997.

5.     PROPERTY AND EQUIPMENT:

       Property and equipment, at cost, consists of the following:
                                                            December 31,
                                                     1996            1995

       Equipment                                  $ 1,813,377      $ 86,522
       Software                                       251,105             -
       Leasehold improvements                          10,706             -
                                                -------------      --------
                                                    2,075,188         86,522
       Less accumulated depreciation                  381,159         31,504
                                                -------------      ---------

                                                $   1,694,029      $  55,018
                                                =============      =========
6.     NOTE PAYABLE, STOCKHOLDER:

       During 1996, a stockholder loaned the Company $500,000 which is payable on demand with interest at 4 1/2% per annum. As of December 31, 1995, the Company had an 8 1/4% note payable to a shareholder. During 1994, the Company had accumulated borrowings from its major shareholder and president in the amount of $201,904. The shareholder forgave this debt in 1994. This transaction was treated as a credit to additional paid in capital.

7.     NON-CASH TRANSACTIONS:

       During 1994, the Company accepted non-recourse notes totaling $450,000 for 900,000 shares of subscribed stock. In 1995, the notes expired without repayment. The Company reclaimed the shares from escrow, retired 400,000 of those shares in 1995 and retired the balance during 1996.

8.     STOCKHOLDERS' EQUITY (DEFICIENCY):

       a. Capital stock

          In January 1996 the Company retired all of the outstanding treasury shares, that were obtained when a stock subscriber defaulted on his obligation. Subsequently the Company issued 900,000 shares into treasury at par value to fulfill obligations under employee stock grants and stock options. During the year 105,000 shares were distributed from treasury to employees in connection with the exercise of stock options.

          In February 1996 the Company granted an employee 20,000 shares of common stock and recorded compensation of $40,000.

          In July 1996 the Company issued 150,000 shares of common stock for net proceeds of $1,048,800. The underwriter received warrants to purchase 10,000 shares of common stock as compensation which are exercisable at the market value of the stock on the date of issuance. In August 1996 the Company issued 25,000 shares to the purchaser of 150,000 shares, thereby reducing the proceeds to the Company by $1 per share as a penalty for failing to comply with a condition of the stock placement agreement.

          In October 1996 the Company issued 1,000,000 shares in exchange for $850,000, 565,000 of Class A Warrants and 935,000 of Class B Warrants and the forgiveness of certain demand registration rights previously granted to this warrantholder.

          In December 1996 the Company issued 109,909 shares of common stock in exchange for 65,000 Class A Warrants and 65,000 Class B Warrants.

          In December 1996 the Company issued 370,000 shares of common stock for net proceeds of $65,000 and a receivable of $490,000 in connection with the exercise of 370,000 Class A Warrants.

          In December 1996 the Company placed 500,000 shares for anticipated net proceeds of $3,500,000, but the transaction was not completed by December 31, 1996. In December 1996 the Company issued 155,000 of the 500,000 shares of common stock for net proceeds of $1,041,445. The net proceeds reflect a fee of 4% and other fees charged by the underwriter. In connection with this offering, the Company has agreed to file Form 10-SB, to register its class of common stock and to file an application for listing with NASDAQ on or before March 31, 1997. If the Company is unable to comply, the offering price of the December placement will be reduced, retroactively, by $1 per share. The maximum estimated penalty would be $500,000 if the Company is unable to register its shares.

       b. Stock option plan

          During 1994, the Company's Board of Directors approved an omnibus stock option plan to benefit certain key employees. Under this plan (as amended), the Company may issue up to 1,000,000 shares of stock and/or stock options through the year 2004. The options become exerciseable at various periods of time from 30 days to two years from the date of grant.

          During 1996 and 1995, the Company granted its employees options to purchase 295,000 and 390,000 shares of stock, respectively at various exercise prices that reflected the fair value of stock on the date of grant. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. Therefore, no compensation cost has been recognized. If the Company accounted for its stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

8.     STOCKHOLDERS' EQUITY (DEFICIENCY):

       b. Stock option plan  (Cont'd)
                                                Year Ended
                                               December 31,
                                        1996                   1995
         Net loss:
           As reported            $   (5,132,845)         $   (580,148)
           Proforma                   (5,482,845)             (880,148)
         Loss per share:
           As reported                     $(.41)                $(.05)
           Proforma                        $(.44)                $(.08)

         The fair value of each option is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 1996: dividend yield 0%; expected volatility of .71%; risk-free interest rate of 6.875%; and expected lives of 10 years.

         The following table summarizes the status of stock options outstanding under the Company's option plan:

                                                                Number of             Exercise
                                                                 Options                Price

         Granted, 1995                                            390,000            1.37-1.50
         Granted, 1996                                            255,000            1.19
         Granted, 1996                                             10,000            7.63
         Granted, 1996                                             10,000            9.75
         Granted, 1996                                             20,000            9.06
         Exercised, 1996                                         (105,000)           1.19
         Exercised, 1996                                          (10,000)           7.63
                                                               ----------

         Outstanding and exercisable, December 31, 1996           570,000            1.19-9.75
                                                               ==========

         The Company contributed the capital for the exercise of the 115,000 options and recorded approximately $212,800 as compensation expense.

       c. Warrants

          During 1996, 435,000 Class A warrants and 65,000 Class B warrants were exercised, 565,000 of Class A warrants and 935,000 of Class B warrants were retired. The Company granted its underwriter 10,000 Class C warrants at 110% of the fair market value on the date of grant. At December 31, 1996, there were outstanding 425,000 Class A warrants, 300,000 Class B warrants and 10,000 Class C warrants.

          During 1995, the Company sold 654,760 shares of common stock and 425,000 Class A warrants and 300,000 Class B warrants. Certain shares were subscribed in units that contained Class A and Class B warrants.

          In 1994, the Company issued 1,000,000 Class A warrants and 1,000,000 Class B warrants in connection with the sale of 600,000 shares of common stock.

          The Class A warrants can be exercised at a price of $1.50 per share while the Class B warrants can be exercised at a price of $2.00 per share. Class C warrants are exerciseable at $11.25 per share. Both classes of warrants will expire five years from the date of issue or two years from the listing of the common stock on a national trading exchange whichever is earlier.

9.     SUPPLEMENTARY CASH FLOW INFORMATION:

       Cash paid for interest expense for the year ended December 31, 1995 was $2,000.

10.    CONCENTRATION OF CREDIT RISK:

       The Company maintained bank balances, which at times exceeded the federally insured limit of $100,000.

       During 1996 and 1995, one customer accounted for 100% and 75% of the Company's sales, respectively.

11.    COMMITMENTS AND CONTINGENCY:

       The Company leases office space under various operating leases. Rent expense under these leases totaled approximately $257,000 in 1996 and $35,000 in 1995. In April 1996, the Company moved its offices and entered into a 2 1/2 year lease for this new office space. Future minimum lease payments under these operating leases are:

     Year Ending
    December 31,                        Amount

        1997                           $779,000
        1998                            800,000
        1999                            425,000
        2000                            365,000

       During 1995, the Company allowed its general liability coverage to expire. In April 1996, the Company reinstated its insurance coverage.

       The Company is a defendant in two lawsuits, both of which relate to Gem Technologies, Inc. (GEM) a former affiliated company of Alydaar Software Corporation. Twenty purported noteholders or shareholders of GEM filed a complaint against certain officers, GEM and the Company alleging that the defendants fraudulently induced the plaintiffs into entering a note purchase agreement with GEM and fraudulently transferred the property of GEM to the Company. The plaintiffs have sought actual damages, punitive damages, attorney fees and injunctive relief relative to the property allegedly transferred to the Company.

       A purported shareholder of GEM filed a complaint against the Company's president, GEM, and the Company alleging a breach of contract and fraudulent misrepresentation in that the plaintiff purportedly was to receive shares of common stock of the Company in exchange for his investment in GEM, but has purportedly not received any shares. The plaintiff has sought monetary damages, punitive damages, interest and attorneys' fees.

       In the opinion of management, the Company will not incur a significant loss as a result of these actions and the Company intends to vigorously defend the allegations made in these complaints. In addition, the Company's President has agreed to indemnify the Company against any liability resulting from a final and unappealable judgment or settlement in these actions.

12.    JOINT VENTURE:

       In December 1996, the Company entered into a joint venture agreement that formed Alydaar Software Europe, plc. (ASE) which is headquartered in London, England. This joint venture will market the Company's services internationally. The Company has contributed licensing authority for the use of its proprietary software to obtain its 45 percent ownership in the joint venture. As of December 31, 1996, the joint venture had no activity.

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS:

       The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

       CURRENT ASSETS AND CURRENT LIABILITIES: The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value.

       The carrying amount and the fair value of the Company's financial instruments at December 31, 1996 are as follows:
                                                        Carrying         Fair
                                                         Amount          Value

       Cash                                             $  379,382   $   379,382
       Accounts receivable and other receivable            677,500       677,500
       Loan to stockholder                                  51,256        51,256
       Accounts payable and accrued expenses             2,184,435     2,184,435
       Note payable, stockholder                           507,530       507,530

14.    INCOME TAXES:

       Due to the losses incurred by the Company, no provision for taxes, current or deferred have been recorded.

       The components of the net deferred taxes are as follows:

                                                                                   December 31,
                                                               -------------------------------------------------
                                                                     1996              1995              1994
                                                               --------------      ------------     ------------
       Deferred tax assets:
         Net operating loss carryforward                       $    2,280,000      $    229,000     $    126,000
       Deferred tax liabilities:
         Depreciation method of
           property and equipment                                    (128,000)               -                -
         Allowance for realization of assets                       (2,152,000)         (229,000)        (126,000)
                                                               --------------      ------------     ------------

                                                               $           -       $         -      $         -
                                                               ==============      ============     ===========

          A reconciliation between the actual income tax expense and income taxes computed by applying the statutory federal income tax rate to income before taxes is as follows:


                                                                                    Years Ended
                                                                                   December 31,
                                                               -------------------------------------------------
                                                                     1996              1995              1994
                                                               --------------      ------------     ------------

       Computed income tax credit at 34%                       $   (1,745,167)     $   (197,250)    $   (103,688)
       Addition to allowance for realization
         of deferred tax asset net operating
         loss carryforward                                          1,745,167           197,250          103,688
                                                               --------------      ------------     ------------

                                                               $           -       $         -      $         -
                                                               ==============      ============     ===========


Alydaar Software Corporation
Balance Sheet
(Unaudited)
March 31, 1997 and 1996


                                                                1997           1996
Assets
Current Assets

Cash                                                           $50,794        $1,328,811
Loan to shareholder                                             51,256            53,893
                                                             ---------        ----------
                                                               102,050         1,382,704

Property and Equipment, net                                  1,961,025            64,343

Security Deposits                                              126,975             7,706
                                                            ----------        ----------
                                                            $2,190,050        $1,454,753
                                                            ==========        ==========
Liabilities and Stockholders' (Deficiency) Equity

Current Liabilities

Accounts payable and accrued expenses                       $2,905,981          $297,306
Notes payable, shareholders                                    800,000             3,980
                                                            ----------         ---------
                                                             3,705,981           301,286
                                                            ----------         ---------
Commitments and Contingencies

Stockholders' (Deficiency) Equity

Common stock, $0.001 par value, 20,000,000 shares
   authorized, 15,113,280 and 11,772,890 shares issued
   and outstanding                                              15,113          11,773
Additional paid-in capital                                   7,884,848       2,925,083
Deficit                                                     (9,415,097)     (1,533,389)
                                                            ----------     ----------
                                                            (1,515,136)      1,403,467
Less: treasury stock @ cost                                       (795)       (250,000)
                                                            ----------     ----------
                                                            (1,515,931)      1,153,467
                                                            ----------     ----------
                                                            $2,190,050      $1,454,753
                                                            ==========     ==========

Alydaar Software Corporation
Statement of Operations
(Unaudited)
Three Month Period Ended March 31, 1997 and 1996

                                           1997                   1996
                                      ---------               --------
REVENUES                               $187,500                     $0

EXPENSES
Payroll and related costs             2,764,104                196,047
Rent and occupancy                      146,341                 19,000
Advertising                              43,011                 28,837
Depreciation                            134,437                 17,218
Other operating expense                 219,254                112,526
                                      ---------               --------
                                      3,307,147                371,628
                                      ---------               --------
OPERATING LOSS                       (3,119,647)              (371,628)
                                      ---------               --------

OTHER INCOME (EXPENSE)
Interest expense                        (16,582)                     0
Other income                             18,072                  2,334
                                      ---------               --------
                                          1,490                  2,334
                                      ---------               --------
Net Loss                            ($3,118,187)             ($369,294)
                                      =========               ========
Loss Per Share                           ($0.21)                ($0.03)
                                      =========               ========
Weighted Average
  No. of Shares                      14,531,614             11,469,196
                                     ==========             ==========

                          ALYDAAR SOFTWARE CORPORATION
                            STATEMENTS OF CASH FLOWS


                                                 For Three Months Ending
                                                       December 31,
                                                  1997               1996

CASH FLOWS FROM OPERATING ACTIVITIES:
      Net Loss                                 $(3,118,157)       (369,294)
                                                 ---------         -------
      Adjustments to reconcile net loss
       to net cash used in operating
       activities:
           Stock based compensation                100,000          51,900
           Depreciation                            134,437          17,218
           (Increase) decrease in assets:
              Accounts receivable                  187,500            -0-
              Other receivables                    490,000            -0-
              Prepaid expense                        6,903           4,143
           Increase in accounts payable and
            accrued expenses                       571,546          47,953
              Total adjustments                  1,490,386         121,214
                                                 ---------         -------
              Net cash used in operating
               activities                       (1,627,771)       (248,080)
                                                 ---------         -------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchase of equipment                       (401,434)        (26,544)
      Increase in security deposits                (66,753)           -0-
                                                 ---------       ---------
              Net cash used in investing
               activities                         (468,187)        (26,544)
                                                 ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Issuance of stock                          1,474,899       1,591,000
      Advances to shareholder                        -0-           (13,000)
      Loans from shareholder                       292,470            -0-
      Repayments of shareholder loan                 -0-              -0-
                                                 ---------       ---------
              Net cash provided by financing
               activities                        1,767,369       1,578,000
                                                 ---------       ---------
NET INCREASE (DECREASE) IN CASH                   (328,589)      1,303,376

CASH AND CASH EQUIVALENTS, beginning of year      379,382          25,435

CASH AND CASH EQUIVALENTS, end of period           50,793      1,328,811
                                                 ---------       ---------